

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

June 5, 2008

Mr. H. Douglas Saathoff
Chief Executive Officer
Nighthawk Systems, Inc.
10715 Gulfdale, Suite 200
San Antonio, TX 78216

> **Re**: **Nighthawk Systems, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
>
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **File No. 0-30786**

Dear Mr. Saathoff:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8B. Other Information, page 21

1.   We note your disclosure that you have not filed audited financial statements
        related to the purchase of the Set-Top Box business from Eagle Broadband, Inc.
        Explain for us in more detail why you were not able to file these financial
        statements or pro forma financial statements reflecting the acquisition. In this
        regard, we note that Eagle Broadband, Inc. filed a Form 10-K for the year ended
        August 31, 2006 and a Form 10-Q for the quarter ended May 31, 2007. In the
        absence of historical Set-Top Box records, tell us how you were able to complete
        the purchase price allocation and prepare the pro forma information at page F-11.

Note 2. Summary of Significant Accounting Policies, page F-6

Stock-Based Compensation, page F-8

2.   We note your statement that you determined your volatility based on the historical
        price volatility of your common stock. Given your fluctuations in stock price as
        disclosed on page 15, an expected volatility of 1.66% appears to be low. Explain
        in greater detail how you derived this assumption. In addition, tell us why you
        have assumed such a low volatility for the valuation of stock compensation
        options and volatility of 164% for valuation of warrants, as discussed at page F-
        15.

Revenue Recognition, page F-9

3.   We note your statement that "(r)evenues from equipment sales are recognized
        upon shipment of the equipment to the customer, depending on the Company's
        contractual obligations." Please explain for us in more detail and disclose in
        future filings the effect of the contractual obligations on your revenue recognition
        policy.

4.   Tell us your basis for recognizing revenue from prepaid products when the
        products have been manufactured, rather than when delivery has occurred.

Note 3. Acquisition of Set-Top Box Business, page F-10

5.   Tell us how you applied the guidance in SFAS 131 in determining that you have
        only one reportable segment, after the acquisition of the Set-Top Box business in
        October 2007. If you believe that you have only one segment, provide the
        disclosures required by paragraph 37 of SFAS 131 regarding your different
        products.

                                    *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director